Exhibit 99.1

IM Cannabis Provides an Update on Panaxia Transaction

Toronto, Ontario and Glil Yam, Israel - February 13, 2023 – IM Cannabis Corp. (the “Company” or “IMC”) (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, provides an update on its previously announced transaction with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies, (collectively, “Panaxia”). Under the transaction terms, the Company purchased the home-delivery services and an online retail footprint operating under the name “Panaxia-to-the-Home” in Israel, which includes a customer service center, an Israeli medical cannabis distribution with IMC-GDP license, and an online related business together with associated intellectual property (the “Panaxia Transaction”). The consideration payable by the Company under the Panaxia Transaction was NIS 18.7 million (approximately $7.2 million), comprised of $2,900,000 in cash, payable in two installments, and $4,300,000 in Common Shares, payable in five installments. To date, the Company preformed four installments as was previously announced on August 9, 2021, September 8, 2021, October 20, 2021, and November 18, 2021, respectively.

The Panaxia Transaction included a further option to acquire, for no additional consideration, a pharmacy, including requisite licenses to dispense and sell medical cannabis to patients (“Panaxia Pharmacy Option”).

The Company and Panaxia have reached an agreement to terminate the Panaxia Pharmacy Option. In consideration for the termination of the Panaxia Pharmacy Option, the Company will not be required to make the fifth installment of $261,814 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of $94,632 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently commenced exiting operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp. and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company’s Canadian operation continues to export premium and ultra-premium medical cannabis to Israel. The Company is exiting operations in Canada and considers these operations discontinued. For more information, please visit www.imcannabis.com.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis Corp.
+972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the anticipated use of net proceeds from the LIFE Offering and Concurrent Offering and the strategic plans of the Company.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company’s satisfaction of international demand for its products; the Company’s ability to implement its growth strategies and leverage synergies of acquisitions; the Company’s ability to reach patients through e-commerce and brick and mortar retail operations; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Company’s Canadian subsidiaries and third-party suppliers and partners; the changes and trends in the cannabis industry; the Company’s ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; and the Company’s ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the ability of the Company to close the offerings; general business risk and liability, including claims or complaints in the normal course of business; any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10; potential limitations on stockholdings of the Company in connection with its subsidiaries’ engagement in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations on terms acceptable to the Company; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company to integrate each of its acquisitions into the Company’s operations and realize the anticipated benefits and synergies of each such transaction and the timing thereof and the focus of management on such integration; any potential undisclosed liabilities of entities acquired by the Company that were unidentified during the due diligence process; the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities; the ability of the Company and Focus Medical to deliver on their sales commitments or growth objectives; the reliance of the Company and Focus Medical (collectively, the “Group”) on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; competition; reliance on key personnel; the Company’s ability to continue as a going concern; the risk of defaulting on existing debt and war and civil conflict in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated November 14th, 2022 and annual information form dated March 31st, 2022 filed with the Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.